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                                                                 CONFIDENTIAL
                                                                 ------------



                                 July 15, 2005



VIA ELECTRONIC FILING

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Division of Corporation Finance


          Re:  MCI, Inc.
               Preliminary proxy statement filed on Schedule 14A
               Filed on June 15, 2005 by Deephaven Capital Management LLC File No. 1-10415


Ladies and Gentlemen:

          On behalf of our client Deephaven Capital Management LLC ("Deephaven"), transmitted herewith for filing with the Securities and Exchange Commission (the "Commission") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is an amendment (the "Proposed Amendment") to Deephaven's preliminary proxy statement on Schedule 14A (the "Preliminary Proxy Statement"), including the annexes thereto. The Proposed Amendment is marked to indicate revisions from the Preliminary Proxy Statement as filed with the Commission on June 15, 2005.

          The comments set forth below were provided by the Commission's staff (the "Staff") to us as special counsel to Deephaven by letter dated June 27, 2005 (the "Comments"). We have provided the Staff's Comments to representatives of Deephaven and have set forth Deephaven's responses below. Unless otherwise indicated, all page references in the Comments are to the Preliminary Proxy Statement and all page references in the responses to the Comments



SIDLEY AUSTIN BROWN & WOOD LLP IS A DELAWARE LIMITED LIABILITY PARTNERSHIP PRACTICING IN AFFILIATION WITH OTHER SIDLEY AUSTIN BROWN & WOOD PARTNERSHIPS

Securities and Exchange Commission
Attention:  Division of Corporation Finance
July 15, 2005
Page 2


are to the Proposed Amendment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Proposed Amendment.

General
-------

1. SEC Comment: We note in a June 15, 2005 Dow Jones News Wires article entitled "MCI Holder's Bid to Stop Verizon Deal May Draw Qwest" that Deephaven's portfolio manager, Matthew Halbower, stated that "[i]n a very short period of time, I'll expect to have the proxy for 50% or more of MCI shareholders." Mr. Halbower's statement may implicate Note (d) of Rule 14a-9, which prohibits claims made prior to a meeting regarding results of a solicitation. Please avoid such statements in future communications relating to this solicitation.

          Response: Deephaven acknowledges the Staff's comment.

Proxy Statement
---------------

2. SEC Comment: We reference an article dated June 15, 2005 in the New York Times entitled "A Campaign to Derail Verizon-MCI bid" that quoted "a person with knowledge of the decision-making inside Qwest" said that Qwest "would closely watch Deephaven's efforts." In the same article, Deephaven's portfolio manager said that "[i]f Qwest doesn't come back by a week before the Verizon vote, Deephaven is going to lose spectacularly. But if Qwest does come back, Deephaven strongly believes it would be successful." While we note your disclosure on page 3 that "Deephaven has no knowledge of Qwest's plans or intentions...," the statements cited above might suggest that Deephaven and Qwest have at least engaged in discussions about MCI. Please tell us what communications, if any, Deephaven has had with Qwest about MCI and the nature of any of these communications. Also advise us whether Deephaven was one of the MCI shareholders that provided equity funding to Qwest in connection with its offer to acquire MCI in April of 2005. Furthermore, prominently disclose in the forepart of your document all affiliations, both past and present, between Deephaven and Qwest.

          Response: In response to the Staff's comment, Deephaven has caused a separate letter to be delivered to the Commission.

3. SEC Comment: We note your indication on the cover page of the proxy statement and proxy that they are "subject to completion," however, please revise to indicate that the proxy statement and card are preliminary copies. Refer to Rule 14a-6(e)(1).

          Response: In response to the Staff's comment, Deephaven has revised the disclosure in the Proposed Amendment to state "Preliminary Copy" on page (i) of the Proposed Amendment, Annex A, Annex B and the proxy card.

4. SEC Comment: We note that the company has not yet set the record date for voting at the special meeting.

Securities and Exchange Commission
Attention:  Division of Corporation Finance
July 15, 2005
Page 3


      a. SEC Comment: Disclose whether you intend to send out your proxy materials prior to the determination of the record date.

          Response: Deephaven currently intends to send out its proxy materials once the record date has been announced by MCI. In response to the Staff's comment, Deephaven has revised the disclosure on page (i) of the Proposed Amendment.

      b. SEC Comment: If proxy cards are sent out prior to notification of the record date, advise us as to what steps will be taken to ensure that votes will be counted only for shareholders as of the official record date.

          Response: See the response to Comment 4(a) above.

Background of the Decision to Oppose the Proposed Merger, page 1
----------------------------------------------------------------

5. SEC Comment: Disclose the basis for Deephaven's belief that "the proposed merger between Verizon and MCI is not in the best interests of MCI stockholders."

          Response: In response to the Staff's comment, Deephaven has revised the disclosure on page 1 of the Proposed Amendment.

      a. SEC Comment: Also clarify what you mean by "Deephaven's commitment to stockholder value."

          Response: In response to the Staff's comment, Deephaven has revised the disclosure on page 1 of the Proposed Amendment.

      b. SEC Comment: In this regard, qualify the reference to "stockholder value" to prominently state that Deephaven may have interests that differ from holders of MCI common stock, including disclosure that Deephaven holds a short position in Verizon shares, a long position in Qwest shares, holds bonds of both Qwest and MCI, and has positions held under swap agreements.

          Response: In response to the Staff's comment, Deephaven has revised the disclosure in footnote 1 on page 1 of the Proposed Amendment. See the response to Comment 5(c) for further discussion.

      c. SEC Comment: Describe the nature of these interests and how the interests may differ from holders of MCI common stock.

          Response: As discussed during our phone conversation with Albert Pappas at the Division of Corporation Finance, Deephaven believes that it has already adequately disclosed those items required by
          Item 5(a) of Regulation 14A promulgated under the Exchange Act. To the extent there is any benefit or detriment to the holders of MCI common stock, Deephaven would benefit or be

Securities and Exchange Commission
Attention:  Division of Corporation Finance
July 15, 2005
Page 4


          harmed ratably with other MCI stockholders. See the response to Comment 13 for further discussion.

6. SEC Comment: We note that MCI could remain as a stand-alone company if the Verizon transaction is not approved by MCI shareholders.

      a. SEC Comment: Clarify how such a result supports Deephaven's "commitment to stockholder value."

          Response: In response to the Staff's comment, Deephaven has revised the disclosure on page 1 of the Proposed Amendment.

      b. SEC Comment: In doing so, please describe the consequences of remaining a stand-alone company and the effects of terminating the merger agreement with Verizon, including any termination fees.

          Response: In response to the Staff's comment, Deephaven has added the section titled "Consequences of the MCI-Verizon Merger Not Being Completed" on pages 9-11 of the Proposed Amendment.

Reasons to Vote Against the Proposed Merger
-------------------------------------------

7. SEC Comment: We note your disclosure that "[t]he following excerpts . . . provide a summary of events and discussions leading to MCI's acceptance of Verizon's offer." We believe that your selection of quotations from the preliminary Verizon proxy statement/prospectus does not provide a reasonable summary of the process that led to MCI's acceptance of the Verizon offer. For example, the disclosure of only Verizon's April 29th offer and a brief quote regarding the MCI board's acceptance of this offer only relates to price information and does not provide an adequate description of the MCI board's determination to accept the Verizon offer. Your disclosure should provide appropriate factual context required by investors to interpret the statements in your soliciting materials. To aid investor understanding, we suggest that you add additional descriptive text to place the statements you quote in appropriate context. Please revise to provide a more complete and balanced summary of the events and discussions that led to MCI's acceptance of the Verizon offer.

          Response: In response to the Staff's comment, Deephaven has revised the disclosure on pages 1-7 of the Proposed Amendment.

8. SEC Comment: We remind you that referring to another person's statements does not insulate you from the applicability of Rule 14a-9. In this regard, you should avoid issuing statements in your soliciting materials that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. For example, provide reasonable, factual

Securities and Exchange Commission
Attention:  Division of Corporation Finance
July 15, 2005
Page 5


     support for or refrain from including on page 2 the statement from the Qwest press release that "[w]e believe that the decision of the MCI board to once again favor Verizon is another example of the board's failure to accept the offer to maximize shareowner value." This disclosure may imply that the MCI board has breached its fiduciary duties by accepting the Verizon offer. Please revise.

          Response: In response to the Staff's comment, Deephaven has revised the disclosure on page 7 of the Proposed Amendment.

9. SEC Comment: We note your disclosure that "Deephaven believes a combination with Qwest under the terms and conditions of Qwest's revoked proposal . . . would be in the interest of MCI stockholders" and your disclosure that "there can be no assurance that Qwest will make another bid for MCI." Because, as you state, Qwest has revoked its April 21st offer,

      a. SEC Comment: [P]lease clarify that the decision MCI shareholders currently face is between a merger with Verizon and remaining as a stand-alone company.

          Response: In response to the Staff's comment, Deephaven has revised the disclosure on page 7 of the Proposed Amendment.

      b. SEC Comment: Also, please disclose that even if Qwest were to make another bid for MCI, there is no assurance as to what terms Qwest would propose, nor is there any assurance that MCI's board would accept any of the terms.

          Response: In response to the Staff's comment, Deephaven has revised the disclosure on page 7 of the Proposed Amendment.

      c. SEC Comment: Also comply with this comment in future communications, written or oral, relating to this solicitation.

          Response: Deephaven acknowledges the Staff's comment.

Proxy Solicitation and Expenses, page 11
----------------------------------------

10. SEC Comment: We note that "[p]roxies may be solicited by mail, telephone, telefax, the Internet, newspapers and other publications of general distribution and in person." Please be advised that all written soliciting materials, including e-mail correspondence, and information posted on websites and any scripts to be used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). In your response letter, tell us the specific means by which you will solicit via the Internet, such as e-mail, websites, chat rooms, etc. and provide your analysis regarding the validity under applicable state law of using this method of electronic submission.

Securities and Exchange Commission
Attention:  Division of Corporation Finance
July 15, 2005
Page 6


          Response: While Deephaven believes that the validity of an Internet solicitation is well-established, Deephaven has determined not to solicit proxies electronically. In response to the Staff's comment, Deephaven has revised the disclosure on pages 14 and 18 of the Proposed Amendment.

Information About the Participants in this Solicitation of Proxies, page 12
---------------------------------------------------------------------------

11. SEC Comment: We note your disclosure that "[c]ertain other individuals identified in Annex A to this proxy statement may also be deemed to be participants . . . ," however, we are unable to locate any disclosure of additional persons that may be participants other than the reference to Deephaven and its proxy solicitor in Annex A. Please revise or advise.

          Response: In response to the Staff's comment, Deephaven has revised the disclosure on page 19 of the Proposed Amendment to clarify that there are no other participants, as defined in Item 4 of Schedule 14A, other than Deephaven, in connection with this proxy solicitation.

      a. SEC Comment: Further, please revise your participant discussion to disclose who is the natural person that controls Deephaven.

          Response: In response to the Staff's comment, Deephaven has revised the disclosure on page A-1 of the Proposed Amendment. Other than its CEO and Management Committee, no natural person controls Deephaven. Deephaven is a wholly owned subsidiary of Knight Capital Group, Inc. ("Knight"), a publicly traded company listed on NASDAQ. No natural person controls Knight other than its officers and directors.

Information About MCI, page 12
------------------------------

12. SEC Comment: We note your statement that "Deephaven takes no responsibility for the accuracy and completeness of statements taken from public documents and records that were not prepared by Deephaven or on its behalf...." While you may include appropriate language about the limits on the reliability of the information, you may not disclaim responsibility for the accuracy of the disclosure that appears in your document. Please revise accordingly.

          Response: In response to the Staff's comment, Deephaven has revised the disclosure on pages 1, 7, 11 and 19 of the Proposed Amendment.

Annex A
-------

13. SEC Comment: We reference your disclosure in the footnote on page A-1. Rather than disclosing this information for all of Deephaven's positions generally, please disclose

Securities and Exchange Commission
Attention:  Division of Corporation Finance
July 15, 2005
Page 7


     Deephaven's holdings in MCI, Verizon and Qwest securities and any related derivative transactions separately.

          Response: In response to the Staff's comment, Deephaven has caused a separate letter to be delivered to the Commission.

      a. SEC Comment: We also note that you disclose Deephaven's net long position in MCI. Please confirm that this amount includes all of the shares Deephaven beneficially owns under Rule 13d-3 of the Exchange Act or revise accordingly.

          Response: In response to the Staff's comment, Deephaven has revised the disclosure in footnote 5 on page A-1 of the Proposed Amendment.

Request for a Written Statement
-------------------------------

     SEC Comment: In connection with responding to our comments, please provide, in writing, a statement from Deephaven acknowledging that:

      a. SEC Comment: the company is responsible for the adequacy and accuracy of the disclosure in the filing;

      b. SEC Comment: staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      c. SEC Comment: the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          Response: Please see Exhibit A attached hereto.

Securities and Exchange Commission
Attention:  Division of Corporation Finance
July 15, 2005
Page 8


          Please direct any questions or further communications relating to these filings to the undersigned at (212) 839-5838 or, alternatively, Lori Anne Czepiel at (212) 839-8768 or Scott Freeman at (212) 839-7358. Thank you for your consideration of this filing.

                                             Very truly yours,

                                             /s/ Janet E. Miller


                                             Janet E. Miller



cc:  Michele Anderson
     Legal Branch Chief
     Division of Corporation Finance
     Securities and Exchange Commission

     Albert Pappas
     Division of Corporation Finance
     Securities and Exchange Commission

     Mara Ransom
     Special Counsel, Office of Mergers and Acquisitions
     Division of Corporation Finance
     Securities and Exchange Commission

     Lori Anne Czepiel
     Sidley Austin Brown & Wood LLP

     Scott Freeman
     Sidley Austin Brown & Wood LLP

                                                                    EXHIBIT A

                       Deephaven Capital Management LLC
                               130 Cheshire Lane
                                   Suite 102
                          Minnetonka, Minnesota 55305
                                (952) 249-5500




          Re:  MCI, Inc.
               Preliminary proxy statement filed on Schedule 14A
               Filed on June 15, 2005 by Deephaven Capital Management LLC File No. 1-10415

Ladies and Gentlemen:

     I, Colin Smith, as the Chief Executive Officer of Deephaven Capital Management LLC ("Deephaven"), a wholly owned subsidiary of Knight Capital Group, Inc., am delivering this letter at the request of the Securities and Exchange Commission (the "Commission") in its letter dated June 27, 2005. Deephaven has authorized me to deliver such letter and to acknowledge the following on its behalf, in connection with the filing with the Commission of the proposed amendment to Deephaven's preliminary proxy statement on Schedule 14A, including the annexes thereto (the "Proposed Amendment").

     Deephaven acknowledges that (i) Deephaven is responsible for the adequacy and accuracy of the disclosure in the Proposed Amendment, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) Deephaven may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                              Very truly yours,

                                              /s/ Colin Smith


                                              Colin Smith